99.26

CONSENT OF AMC CONSULTANTS PTY LTD

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral resource calculations for the Kemess Underground project;

2. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the Kemess Underground project and the properties described therein.

AMC CONSULTANTS PTY LTD

By: Michael Thomas, MAusIMM (CP)
Title: Director & Principal Mining Consultant

Date: March 28, 2012